July 23, 2025

Ronald Glass
Vice President and Chief Accounting Officer
Kosmos Energy Ltd.
8176 Park Lane
Dallas, Texas 75231

       Re: Kosmos Energy Ltd.
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed February 24, 2025
           File No. 001-35167
Dear Ronald Glass:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation